March 13, 2009

VIA EDGAR

Sondra Snyder

Securities and Exchange Commission
Division of Corporation Finance

Washington, D.C. 20549

Re:

IdeaEdge, Inc.
Item 4.01 Form 8-K/A
Filed March 2, 2009
File No. 0-27145

Dear Ms. Snyder:

We are in receipt of your letter dated March 5, 2009 in connection with our Form 8-K/A.  This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated March 5, 2009 (the “Comment Letter”) with respect to the Form 8-K/A which we have re-filed to reflect changes prompted by the Comment Letter.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.  The Company's responses indicate whether the amended Form 8-K/A reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate.

Item 4.01 8-K/A Filed March 2, 2009

1.

Please revise the second paragraph to disclose the date Weaver & Martin, LLC actually resigned rather than the effective date of the resignation. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

RESPONSE: We have modified the second paragraph as noted by the Staff.

2.

Please state whether the decision to change accountants was recommended or approved by an audit or similar committee of the board of directors or by the board of directors if you have no such committee. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

RESPONSE: We have added that the decision to dismiss Weaver & Martin, LLC was approved by our Board of Directors.

3.

Please note that you are required file an updated letter from Weaver & Martin, LLC stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

RESPONSE: We acknowledge that we are required to file an updated letter from Weaver & Martin, LLC and have included the updated letter in Exhibit 16 to the amended Form 8-K/A.

4.

In addition, please comply with each of the disclosure requirements of Item 304 of Regulation S-K when reporting a change in independent accountants. For example, in this Form 8-K filing please revise to:

•

clearly state that a change in accountants occurred upon closing of the reverse acquisition;

•

clearly state that the audit committee approved the change in accountants;

•

clearly disclose the date you engaged Cordovan and Honeck, LLP and dismissed Weaver & Martin, LLC as your principal accountant, and;

•

disclose any consultations with Cordovano and Honeck, LLP during the two most recent fiscal years or any subsequent interim period through the date of engagement regarding the application of accounting principles or the type of audit opinion that might be rendered that Cordovano and Honeck, LLP concluded was an important factor you considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event.

RESPONSE:  We have included the disclosure requirements noted by the Staff above.

*  *  *  *  *

In connection with our Company’s filing on Form 8-K/A, we wish to acknowledge the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As we discussed, we have submitted the proposed amended Form 8-K as an addendum to this correspondence (with changes from our prior filing highlighted) for your review and comment rather than with our regular SEC filings on the publicly accessible website.  Upon your review and concurrence, we will then file the revised Form 8-K on the regular SEC filing website.  Should you have any follow-up questions, please call me at (858) 677-0080.

Sincerely,

/s/ Jonathan Shultz

Jonathan Shultz

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 13, 2007

IDEAEDGE, INC.

A Colorado Corporation

(Exact name of registrant as specified in its charter)

COLORADO	000-27145	33-0756798
(State or other jurisdiction of incorporation or organization)	Commission file number	(IRS Employer Identification No.)

6440 Lusk Blvd., Suite 200

San Diego California 92121

 (Address of principal executive offices)

(858) 677-0080

 (Registrant’s telephone number)

 (Former name, former address and former fiscal year,
if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note: This Amendment No. 1 to IdeaEdge, Inc.’s Current Report on Form 8-K dated November 13, 2007 is being filed solely to amend the information included herein as noted below.  Accordingly, this Amendment No. 1 should be read in conjunction with our Current Report on Form 8-K dated November 13, 2007 filed with the Securities and Exchange Commission on November 19, 2007.

Item 1.01    Entry into a Material Definitive Agreement

No change to previous disclosure.

Item 4.01    Changes in Registrant’s Certifying Accountant

The information in this Item 4.01 concerns the change in the independent registered public accounting firm of our operating subsidiary, Socialwise, Inc., formerly known as IdeaEdge, Inc., which took place in November 2007.  This change does not concern the current independent registered public accounting firm of the Company, which is BDO Seidman, LLP.  BDO Seidman, LLP was appointed the independent registered public accounting firm of the Company on October 8, 2008 and remains its independent registered public accounting firm.

Weaver & Martin, LLC was dismissed as the independent registered public accounting firm of the Company’s subsidiary IdeaEdge, Inc., on November 13, 2007.  Weaver & Martin, LLC was the registered public accounting firm of IdeaEdge, Inc. prior to its acquisition by the Company on October 16, 2007.  Weaver & Martin, LLC audited the financial statements of the Company’s subsidiary as of June 30, 2007 and for the period April 3, 2007 (inception) to June 30, 2007.  The Company’s Board of Directors (functioning in the capacity of the Company’s Audit Committee) approved the dismissal of Weaver & Martin, LLC.

The reports of Weaver & Martin, LLC on the Company’s subsidiary’s financial statements did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles, other than to state that there is substantial doubt as to the ability of the Company’s subsidiary to continue as a going concern.

During the period from the Company’s subsidiary’s engagement of Weaver & Martin, LLC up to the resignation of Weaver & Martin, LLC, there have not been any disagreements between the Company and Weaver & Martin, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Weaver & Martin, LLC would have caused Weaver & Martin, LLC to make reference thereto in its reports on the Company’s audited financial statements, nor have there been any “reportable events,” as that term is described in Item 304(a)(1)(iv) of Regulation S-K.

The Company provided Weaver & Martin, LLC with a copy of the disclosures made in this report before this report was filed with the Securities and Exchange Commission. The Company requested that Weaver & Martin, LLC furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the disclosure made herein. The Company received such letter from Weaver & Martin, LLC wherein it confirmed its agreement with the disclosure made herein. A copy of that letter is attached as Exhibit 16 hereto.

The dismissal of Weaver & Martin, LLC occurred after the closing of the October 16, 2007 acquisition of IdeaEdge, Inc. by the Company.  The Company retained the services of Cordovano and Honeck, LLP, who were its auditors prior to its October 16, 2007 acquisition of IdeaEdge, Inc.  (Cordovano and Honeck, LLP or a predecessor firm were auditors of the Company since their appointment as independent auditors on March 28, 2001).  During the two years prior to the retention of Cordovano and Honeck, LLP, there were no discussions between their firm and our Company regarding the application of accounting principles or the type of audit opinion that might be rendered that Cordovano and Honeck, LLP concluded was an important factor that our Company considered in reaching a decision as to any accounting, auditing or financial reporting issue or any matter that was subject to a disagreement or reportable event.

Item 5.02    Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

No change to previous disclosure.

Item 9.01    Financial Statements and Exhibits

(c) Exhibits.

Exhibit	Description

16	Letter from Weaver & Martin, LLC dated March 5, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEAEDGE, INC.
/s/ Jonathan Shultz
Dated: March 13, 2009	By:
Jonathan Shultz Chief Financial Officer

March 5, 2009

Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:

IdeaEdge, Inc.

EIN: 20-8982181

Commissioners:

We were previously the principal accountants for Socialwise, Inc., formerly known as IdeaEdge, Inc., a California corporation, which was acquired by IdeaEdge, Inc., a Colorado corporation (the “Company”) on October 16, 2007.  We reported on the financial statements of IdeaEdge, Inc. as of June 30, 2007 and for the period April 3, 2007 (Inception) to June 30, 2007.  We have not provided any audit services to IdeaEdge, Inc. since the audit of the June 30, 2007 financial statements.  On November 13, 2007, we were dismissed as the principal accountants of Socialwise, Inc.

We have read the Company's statements included under Item 4.01 of its Form 8-K/A dated November 13, 2007.  We agree with the statements concerning our Firm in Item 4.01 of the Form 8-K/A.  We have no basis on which to agree or disagree with other statements made in the Form 8-K/A.

Very truly yours,

/s/ Weaver & Martin, LLC

Weaver & Martin, LLC

Kansas City, Missouri